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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

April 20, 2010

Re:	Exxon Mobil Corporation
Amendment No. 1 to Form S-4
Filed March 24, 2010
File No. 333-164620

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, we hereby submit ExxonMobil’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated April 8, 2010 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of December 13, 2009, among ExxonMobil, XTO Energy Inc. and ExxonMobil Investment Corporation.

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes a related proxy statement/prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with five courtesy copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement, which was filed on March 24, 2010.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of ExxonMobil. All references to page numbers in ExxonMobil’s responses are to the pages in the marked version of Amendment No. 2.

To the extent that any response pertains to XTO Energy or its advisers or representatives, such response, or portion thereof, is included in this letter based on information provided to ExxonMobil by XTO Energy or its advisers or representatives, as applicable.

United States Securities and Exchange Commission	2	April 20, 2010

General

1.	Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Exxon Mobil Corporation, XTO Energy Inc. or their respective affiliates, depending on the context.

Response:

ExxonMobil acknowledges the Staff’s comment and supplementally advises the Staff that it has made all necessary conforming revisions to the Registration Statement.

2.	We will not be in a position to take your filing effective until any outstanding comments from the review of Exxon Mobil Corporation’s Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

Response:

ExxonMobil acknowledges the Staff’s comment.

3.	Please monitor the need to provide updated financial information throughout your filing.

Response:

In response to the Staff’s comment, the disclosure on pages 24 through 26 of the proxy statement/prospectus has been revised.

The Merger, page 41

4.	We note your response to our prior comment 8, in which you state that “XTO Energy will supplementally provide to the Staff, under separate cover and on a confidential basis, the final board presentation that was delivered by Barclays Capital to the XTO Energy board of directors on December 13, 2009… . Please provide us with any other presentation materials that were provided to the board by either Barclays Capital or Jefferies.

Response:

In response to the Staff’s comment, XTO Energy will supplementally provide to the Staff, under separate cover and on a confidential basis, (i) the presentation delivered by Jefferies to the XTO Energy board of directors on December 10, 2009 in connection with a discussion of energy market trends and outlook and (ii) the preliminary discussion materials prepared by Barclays Capital and presented at XTO Energy board meetings on November 9, 2009, November 17, 2009 and December 10, 2009. ExxonMobil supplementally advises the Staff that, other than the materials referred to above and the final Barclays Capital presentation previously provided supplementally to the Staff, no additional presentation materials were provided to the XTO Energy board of directors by either Barclays Capital or Jefferies in connection with the board of directors’ consideration of the proposed merger.

United States Securities and Exchange Commission	3	April 20, 2010

5.	We note your response number 14 in which you indicate that “XTO Energy did not provide any projections, analysis or other material non-public information to ExxonMobil or any of its representatives that has not been appropriately disclosed in the proxy statement/prospectus.” It is not clear to which disclosure in the proxy/statement you are referring. We therefore reiterate the comment.

Response:

ExxonMobil respectfully advises the Staff that, although ExxonMobil received certain non-public information from XTO Energy in the course of the due diligence investigation of XTO Energy discussed in “Background of the Merger” in connection with entering into the merger agreement, such information served only to confirm, to ExxonMobil’s satisfaction for the purposes of the transaction, that there was no material information pertaining to XTO Energy that had not been disclosed to the public. Examples of the types of non-public information provided to ExxonMobil included sample individual well performance logs and cost data; the XTO Energy reserve reports prepared by XTO Energy’s third-party petroleum consultant, Miller and Lents, Ltd.; copies of agreements, board minutes and filed tax returns; salary and benefits data; and other backup or sample information. None of the information provided to ExxonMobil in the course of its due diligence investigation of XTO Energy led ExxonMobil to believe that any material information was misstated or omitted in XTO Energy’s public filings, which are incorporated by reference into the Registration Statement. ExxonMobil supplementally advises the Staff that at no time during such due diligence investigation did XTO Energy provide any financial projections, forecasts or similar forward-looking information to ExxonMobil. Accordingly, ExxonMobil respectfully submits to the Staff that the non-public information that it received in the course of its due diligence investigation of XTO Energy is not material to XTO Energy stockholders’ decision with respect to whether to vote to adopt the merger agreement. For these reasons, ExxonMobil respectfully reiterates its view that it was not provided with any material non-public information in the course of its due diligence investigation of XTO Energy.

Background of the Merger, page 41

6.	Please clarify when the members of XTO Energy’s board of directors (other than Mr. Simpson and Mr. Randall) were first made aware of the discussions taking place between representatives of XTO Energy and representatives of ExxonMobil and the other major diversified oil and gas company.

Response:

In response to the Staff’s comment, the disclosure on pages 45 and 46 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	4	April 20, 2010

7.	We note the statement on page 42 that “Messrs. Simpson and Randall considered that of the major diversified oil and gas companies, based on their financial and business characteristics and perceived commitment to onshore natural gas and given XTO Energy’s asset base, they believed that only two would likely be interested in XTO Energy and could potentially offer a transaction that would benefit XTO Energy stockholders.” Please explain the basis for the belief that there were only two such companies.

Response:

In response to the Staff’s comment, the disclosure on page 43 of the proxy statement/prospectus has been revised.

XTO Energy Reasons for the Merger; Recommendation of the XTO Energy Board of Directors, page 53

8.	We note that Barclays considered XTO’s “non-proved resource potential” as part of its Net Asset Valuation Analysis. Indicate what consideration the XTO Board gave to XTO’s unproved reserves or “resource potential” in reaching its recommendation.

Response:

ExxonMobil respectfully advises the Staff that the XTO Energy board of directors considered XTO Energy’s unproved reserves and non-proved resource potential as part of the total mix of information considered in connection with the proposed merger, and that the XTO Energy board of directors did not give separate or individual consideration to XTO Energy’s unproved reserves or non-proved resource potential in the course of its consideration of the proposed merger or its determination to approve the merger agreement and recommend the adoption thereof by XTO Energy’s stockholders. Accordingly, ExxonMobil respectfully advises the Staff that XTO Energy does not believe separate or additional disclosure of the XTO Energy board of directors’ consideration of unproved reserves or non-proved resource potential in the proxy statement/prospectus would be appropriate.

ExxonMobil Reasons for the Merger, page 57

9.	To the extent practicable, provide quantitative disclosure with regard to the anticipated benefits and synergies from the merger.

Response:

ExxonMobil respectfully advises the Staff that, although ExxonMobil believes that the merger will create significant technical and operational synergies and benefits as discussed in “ExxonMobil Reasons for the Merger,” it does not believe that the value of such synergies and benefits can be reliably estimated because they will be based on enhancements to future resource development, rather than on more easily quantifiable cost reductions, and are likely to be realized over the course of many years, rather than in the more foreseeable short term. In addition, ExxonMobil respectfully advises the Staff that any cost reductions resulting from the merger are not expected to be material and ExxonMobil did not assign a value to such savings in making its valuation assessments with respect to the transaction. Accordingly, for the foregoing reasons, ExxonMobil respectfully submits that it is not practicable to quantify the anticipated synergies and benefits from the merger or provide quantitative disclosure of the same in the proxy statement/prospectus.

United States Securities and Exchange Commission	5	April 20, 2010

Opinion of XTO Energy’s Financial Advisor, page 58

10.	We note your statement on page 60 that “Barclays Capital was not provided with, and did not have any access to, financial projections of XTO Energy prepared by the management of XTO Energy.” Please advise us as to why XTO Energy’s management did not provide or give access to these projections. Also, indicate what consideration Barclays gave to requesting such information.

Response:

ExxonMobil respectfully advises the Staff that, as disclosed on page 72 of the proxy statement/prospectus, XTO Energy does not, as a matter of course, prepare projected financial data for extended periods. ExxonMobil supplementally advises the Staff that, because the information prepared by XTO Energy as part of its regular internal business planning process covers limited time periods, XTO Energy and Barclays Capital believed that such information would have had limited value for purposes of Barclays Capital’s analysis. Accordingly, ExxonMobil supplementally advises the Staff that, upon the advice of XTO Energy, Barclays Capital instead used the XTO Energy research projections and the projected financial data prepared by Barclays Capital in consultation with, and with the guidance of, the management of XTO Energy, as disclosed in “Opinion of XTO Energy’s Financial Advisor” and “Certain Projected Financial Data Prepared by Barclays Capital for Purposes of Rendering its Opinion,” to evaluate the future financial performance of XTO Energy.

11.	In this regard, reconcile the referenced statement with the disclosure in the second paragraph on page 60 indicating that Barclays prepared projected financial data “in consultation with the management of XTO Energy...
[M]anagement of XTO had agreed with the appropriateness of the use of such projections in performing Barclays Capital’s analysis.”

Response:

ExxonMobil supplementally advises the Staff that, consistent with the response to comment 10 above, management of XTO Energy reviewed the projected financial data prepared by Barclays Capital after being informed by Barclays Capital of the purposes for which such projections would be used, and determined, based on this review, that the projected financial data prepared by Barclays Capital in consultation with, and with the guidance of, the management of XTO Energy was a reasonable basis upon which to evaluate the future performance of XTO Energy and that it was appropriate for Barclays Capital to use such projections in performing its financial analyses in connection with rendering its opinion.

United States Securities and Exchange Commission	6	April 20, 2010

12.	We have considered your response to our prior comment 24 and reissue the comment. We note your statement on page 60 that “upon the advice of XTO Energy, Barclays Capital assumed that the XTO Energy research projections were a reasonable basis upon which to evaluate the future financial performance of XTO Energy and Barclays Capital used such projections in performing its analysis.” We further note that First Call estimates are mentioned in the discussions of Comparable Company Analysis (beginning on page 63), Pro Forma Merger Consequences Analysis (beginning on page 67) and Contribution Analysis (page 69). Please explain the basis for the view that “quantifying this information... would not provide additional meaningful information to stockholders” and “inclusion of this information ... would unduly highlight this analysis over other analyses, and might therefore be misleading to stockholders.” We may have further comments after reviewing your response.

Response:

In response to the Staff’s comment, the disclosure on page 64 of the proxy statement/prospectus has been revised.

13.	We note your statement on page 59 that “[i]n arriving at its opinion, Barclays Capital reviewed and analyzed, among other things: ... estimates of certain non-proved oil and gas reserve potential for XTO Energy as estimated by the management of XTO Energy and classified by the management of XTO Energy between (i) ‘Low-Risk Upside Resource Potential,’ and (ii) ‘Additional Resource Potential’ based upon the level of risk inherent in the resources ((i) through (ii) are collectively referred to in this proxy statement/prospectus as the XTO Energy non-proved resource potential).” We furthermore note:

•

Your statement on page 60 that “Barclays Capital discussed these estimates with the management of XTO Energy and, upon the advice of XTO Energy, assumed that the XTO Energy non-proved resource potential was a reasonable basis upon which to evaluate the non-proved resource levels of XTO Energy”;

•	XTO Energy’s non-proved resource potential is mentioned in the discussion of Net Asset Valuation Analysis (beginning on page 62); and

•	You have added disclosure about XTO Energy’s proved reserves on pages 20 and 21 of your filing.

Expand the disclosure under “Net Asset Valuation Analysis” to clarify the percentage of value attributed to XTO Energy’s non-proved resource potential in that analysis.

Response:

In response to the Staff’s comment, the disclosure on page 65 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	7	April 20, 2010

14.	We note your statement on page 59 that “Barclays Capital had discussions with the managements of XTO Energy and ExxonMobil concerning ... hedging levels ... ..” Please advise us as to whether hedging levels were a material consideration in the analysis.

Response:

ExxonMobil supplementally advises the Staff that Barclays Capital did not evaluate the materiality of hedging levels, on a standalone basis, as a consideration in Barclays Capital’s net asset valuation analysis. ExxonMobil supplementally advises the Staff that hedging levels were one of numerous factors considered by Barclays Capital in conducting its net asset valuation analysis, but that Barclays Capital did not attribute any particular weight to hedging levels. Rather, ExxonMobil supplementally advises the Staff that Barclays Capital made qualitative judgments as to the significance and relevance of hedging levels relative to all other analyses and factors performed and considered by it and in the context and circumstances of the proposed merger.

15.	We note your statement on page 59 that “Barclays Capital reviewed and analyzed, among other things: ... publicly available information concerning ... ExxonMobil that Barclays Capital believed to be relevant to its analysis ...; ... financial and operating information with respect to the business, operations and prospects of ExxonMobil furnished to Barclays Capital by ExxonMobil; [and] consensus estimates published by First Call of independent equity research analysts with respect to ... the future financial performance of ExxonMobil, which are referred to in this proxy statement/prospectus as the ExxonMobil research projections ... .” We furthermore note your statement on page 60 that “Barclays Capital was not provided with, and did not have any access to, financial projections of ExxonMobil prepared by the management of ExxonMobil. Accordingly, upon the advice of XTO Energy, Barclays Capital assumed that the ExxonMobil research projections were a reasonable basis upon which to evaluate the future financial performance of ExxonMobil and that ExxonMobil will perform substantially in accordance with such estimates.” Please advise us as to what consideration was given as to whether to conduct additional evaluation of ExxonMobil as part of the analysis.

Response:

Upon the advice of XTO Energy, ExxonMobil supplementally advises the Staff to refer to page 16 of the final board presentation that was delivered by Barclays Capital to the XTO Energy board of directors on December 13, 2009, a copy of which has previously been provided to the Staff under separate cover and on a confidential basis, which summarizes Barclays Capital’s analysis of ExxonMobil’s liquidity and public float based on numerous metrics. ExxonMobil supplementally advises the Staff that Barclays Capital determined, based on its analysis of the liquidity of ExxonMobil common stock, that ExxonMobil common stock is readily interchangeable with cash, and based on Barclays Capital’s judgment, the analysis it performed was sufficient to evaluate the fairness of the proposed merger to the XTO Energy stockholders from a financial point of view. Accordingly, ExxonMobil supplementally advises the Staff that Barclays Capital determined, based on its judgment, that it was not necessary to expand Barclays Capital’s evaluation of ExxonMobil beyond the evaluation reflected in such board presentation (including pages 13 through 15 thereof), whether with respect to ExxonMobil’s future financial performance or otherwise.

United States Securities and Exchange Commission	8	April 20, 2010

Comparable Transaction Analysis, page 64

16.	At the bottom of page 65, you reference estimates of a “third-party research firm.” Tell us the identity of that firm and provide us supplementally with those estimates. Tell us whether those estimates are publicly available or were commissioned or otherwise paid for in conjunction with this transaction. Tell us the basis for your apparent belief that the third-party does not need to be identified in the filing.

Response:

ExxonMobil supplementally advises the Staff that the “third-party research firm” referenced on page 67 of the proxy statement/prospectus is a subscription-based research firm. ExxonMobil respectfully submits to the Staff that, because the estimates referenced were not commissioned or otherwise paid for in conjunction with the proposed merger and because Barclays Capital does not believe that the identity of the third-party research firm is material to an understanding of Barclays Capital’s analysis, such third-party research firm does not need to be identified in the proxy statement/prospectus. With respect to the estimates referenced, ExxonMobil respectfully advises the Staff that Barclays Capital will respond with additional information responsive to the Staff’s comment under separate cover and on a confidential basis.

Research Analyst Price Targets, page 67

17.	Expand your disclosure to explain why Barclays determined it appropriate to consider a narrower range of analysts’ estimates and why they felt it appropriate to exclude the three highest and lowest price targets.

Response:

In response to the Staff’s comment, the disclosure on page 69 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	9	April 20, 2010

18.	You reference “the implied equity value range per XTO Energy share yielded by Barclays Capital research analyst target price analysis.” Indicate the range.

Response:

ExxonMobil respectfully advises the Staff that “the implied equity value range per XTO Energy share yielded by Barclays Capital’s research analyst target price analysis” is the range of $48.00 to $60.00 per share referenced in the immediately preceding sentence on page 69 of the proxy statement/prospectus. In response to the Staff’s comment, the disclosure on page 69 of the proxy statement/prospectus has been revised.

Certain Projected Financial Data Prepared by Barclays Capital for Purposes of Rendering its Opinion, page 70

19.	We note your disclaimer that “None of XTO Energy, ExxonMobil, Barclays Capital or their respective affiliates assumes any responsibility for the accuracy of this information.” Please remove this disclaimer.

Response:

In response to the Staff’s comment, the above-referenced disclaimer has been removed and the disclosure on page 72 of the proxy statement/prospectus has been revised in light of the removal of such disclaimer.

Relationship with Jefferies, page 105

20.	We note your response to our prior comment 31. Explain in more detail the advisory services for which Jefferies received a transaction fee of $24 million. As part of your response, please advise us as to whether Jefferies provided any reports, opinions or appraisals, and, if so, provide the disclosure required by Item 1015(b) of Regulation S-K, including summaries of any such reports, opinions or appraisals.

Response:

In response to the Staff’s comment with respect to the advisory services performed by Jefferies, the disclosure on pages 44, 52 and 108 of the proxy statement/prospectus has been revised to provide further detail regarding such services, including an expanded description of the presentation delivered by Jefferies to the XTO Energy board of directors on December 10, 2009 in connection with a discussion of energy market trends and outlook.

In response to the Staff’s comment with respect to whether Jefferies provided any report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A, ExxonMobil respectfully advises the Staff that, in XTO Energy’s view, Jefferies did not provide any such report, opinion or appraisal. In particular, ExxonMobil supplementally advises the Staff that Jefferies did not provide an opinion to the XTO Energy board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of shares of XTO Energy common stock. In addition, ExxonMobil supplementally advises the Staff that the presentation delivered by Jefferies to the XTO Energy board of directors on December 10, 2009 and referred to above (and which is being supplementally provided to the Staff by XTO Energy as noted in the response to comment 4 above) consisted of a general review and discussion of energy market trends and outlook and did not contain an analysis or review of the proposed merger or any other potential strategic transaction or the fairness of the consideration to be received by XTO

United States Securities and Exchange Commission	10	April 20, 2010

Energy’s stockholders in the proposed merger. ExxonMobil respectfully advises the Staff that XTO Energy does not believe that, in the context of the proposed merger, such presentation is a report, opinion or appraisal within the meaning of Item 1015(b) of Regulation M-A.

**************

Please contact the undersigned at (212) 450-4539 or George R. Bason, Jr. at (212) 450-4340 should you require further information or have any questions.

Sincerely yours,

/s/ LOUIS L. GOLDBERG

Louis L. Goldberg

cc:	Roger S. Aaron, Esq., Stephen F. Arcano, Esq. and Kenneth M. Wolff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP